June 24, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom, Assistant Director
James Allegretto, Senior Assistant Chief Accountant
Jason Niethamer, Assistant Chief Accountant
Scott Anderegg, Staff Attorney
Lilyanna Peyser, Special Counsel

Re:	The Michaels Companies, Inc.
Registration Statement on Form S-1 (File No. 333-193000)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Michaels Companies, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 26, 2014, or as soon as possible thereafter.

The Company hereby acknowledges that:

(i)            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

(ii)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

(iii)          it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

8000 Bent Branch Drive

Irving, TX 75063

972 409.1300

Please call David A. Fine of Ropes & Gray LLP, counsel to the Company, at (617) 951-7473 as soon as the registration statement has been declared effective.

Very truly yours,

THE MICHAELS COMPANIES, INC.

By:	/s/ Michael J. Veitenheimer
Name:	Michael J. Veitenheimer
Title:	Senior Vice President—General Counsel and Secretary